UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
		June 8, 2006

via U.S. mail
Matthew  L. Jesch
Chief Financial Officer
Newpage Holding Corporation
Courthouse Plaza, NE
Dayton, Ohio 45463


	Re:  	Newpage Holding Corporation
Amendment No. 1 to Registration Statement on
Form S-1
File No. 333-133367
Filed May 22, 2006


      Dear Mr. Jesch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.
Please confirm that you will either withdraw the S-4 registration statement or amend the S-4 registration statement and submit the balance of your reply to our prior comment letter once you have resolved the uncertainty regarding whether you will be able to fully redeem the PIK notes with proceeds raised from the initial public offering.

2. You indicate in your response to prior comment 4 that certain of the studies referenced in the prospectus are not available free of charge or for a de minimis amount to investors. Consequently, please remove all statements referencing the studies cited for which objective support is not easily available to the public. Alternatively, please adopt any such statements as your own.

3. We note your response to prior comment 4. Please provide supplemental support for the additional statements made in the disclosure, for example, on pages 62-63. Further, we note that prior supplemental materials provided in response to similar comments on the S-4 disclosure, were not filed as correspondence on EDGAR. Unless subject to a Rule 83 request, all materials provided to the Staff should be filed as correspondence. Please ensure that the prior materials and any additional materials provided are so filed.

4. We remind you of prior comment 34. Ensure that you file a revised preliminary prospectus inclusive of such information prior to circulation of the preliminary prospectus in connection with the initial public offering.

Cover Page

5. Remove the reference to Goldman Sachs & Co. and UBS Investment
Bank serving as joint bookrunning lead mangers.

Prospectus Summary, page 1

6. Include a summary of the acquisition and related transactions leading to the formation of the company. We refer you to the summary provided on page 2 of the S-4 registration statement.

Summary Historical and Pro Forma Combined Financial Data, page 9

7. We note that you disclose EBITDA and adjusted EBITDA because they are a primary component of certain covenants under your senior secured credit facilities. On page102 and 103, you appear to list those covenants. Given your stated rationale for including the measure, it appears that you should also include a table showing the computation of the relevant pro forma covenant ratios, compared to the covenant requirements for the period, and include a discussion addressing the extent to which you would have complied with your debt covenants. For additional information please refer to the FAQ on non-GAAP measures which can be found on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

The Offering, page 7

8. As done on page 27, revise to indicate the total amount of the PIK notes to be redeemed. Further, given that net proceeds expected are only $277 million, clarify further in this section and in the Use of
Proceeds whether you intend to use alternate sources in order to effectuate the redemption in full of the PIK notes and the other series of NewPage Corp notes.

Use of Proceeds, page 27

9. Also clarify the impact of the IPO on the vesting of common percentage interests held by certain directors and officers by providing a cross reference in footnote 7 to the disclosure regarding the Management Restricted Interests that appears on page 90 of the prospectus.

Selected Financial Information and Other Data, page 42

10. You disclose that you have derived the historical combined financial data as of December 31, 2002 and 2003 from the audited combined financial statements included elsewhere in the prospectus.
As such audited financial statements are not included in the prospectus, revise your disclosures accordingly.

Business Strategy, page 66

"Enhance scale through opportunistic...," page 67

11. Supplement the disclosure in this section to specify that your business strategy is subject to the limitations on the types of acquisitions delineated in your response to our prior comment 19.

Management Restricted Interests, page 90

12. Similar to your response to prior comment 27, revise to indicate that there are no limits on the amounts of new series of common percentage interests that may be established as deemed appropriate by the majority of the board of directors of Maple Timber Acquisition LLC. Specify the impact to holders of common stock in the company resulting from such future issuances.

Financial Statements - NewPage Holding Corporation and
Subsidiaries

Note R. Recently Issued Accounting Standards, page F-26

13. The potential impact that recently issued accounting standards are expected to have on your financial statements when adopted, such as SFAS 123(R), should ordinarily be disclosed to comply with the guidance in SAB Topic 11:M.

Condensed Consolidated Statement of Cash Flows, page F-31

14. We note you present the increase in cash and cash equivalents from the initial consolidation of Rumford Cogeneration below the subtotals of cash from operating, investing and financing activities, adding this amount to your measure of unrestricted cash and cash equivalents, while also including disclosure on page F-33 indicating that such amounts are not available to you. The guidance in FRC
Section 203.02 generally requires cash that is subject to restriction to be separately reported on the balance sheet, and accordingly, apart from the totals on the cash flow statements.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski, Staff Accountant at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686
if
you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at
(202)
551-3757 or Tangela Richter, Branch Chief at (202) 551-3645 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.



        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

cc:	Michael Littenberg, Esq.
	Schulte Roth & Zabel
	(212) 593-5955 (via facsimile)
Mr. Jesch
Newpage Holding Corporation
June 8, 2006
page 5